ALTRAN

RECEIVED AUG 29 2005 WASH. D.C. 198 SECTION PROCESSING

SECURITIES AND EXCHANGE COMMISSION
Division of Corporate Finance
Office of International Corporate Finance
[redacted] Stop 0302
[redacted]ifth Street
, NW
DC 20549
US

05010827

Paris, 26th August 2005

Re : Altran Technologies S.A (File No. 82-5164)
Ongoing Disclosure Pursuant to rule 12g3-2(b)
Under the US Securities Exchange Act of 1934

SUPPL

Dear Madam and Sir,

On behalf of Altran Technologies S.A. (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the US Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (The "SEC").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed are copies of each of the documents listed below, which constitute information that the company has (i) made or become required to make public pursuant to the laws of France, (ii) filed or become required to file with the French Stock exchange authorities and which was or will be made public by such authorities or (iii) has distributed or become required to distribute to its security holders :

1. Press release published on our website and on the newspaper "Les Echos" for the 1st quarter 2005 sales on May 9th , 2005 enclosed as exhibit 1.
2. Presentation made to investors on 1st quarter sales made on May 9th , 2005 and available on the website enclosed as exhibit 2.
3. Press release published on our website on the resignation of Board Member of Mr Kniazeff enclosed as exhibit 3.
4. Presentation made to analyst following the Annual General Meeting on June 29th 2005 andd published on our website on June 30th 2005 enclosed as exhibit 4.
5. Press release published on our website and on the newspaper "La Tribune" for the 2nd quarter 2005 sales on August 5th , 2005 enclosed as exhibit 5.
6. Presentation made to investors on 2nd quarter sales made on May 9th , 2005 and available on the website enclosed as exhibit 6
7. Reference document published in its English version on our website on August 26th 2005 (French version published on June 20th 2005) enclosed as exhibit 7.

If you have any questions or comments, don't hesitate to join me (phone : 33144096423), you can also join Mr Eric Albrand CFO of the group (phone : 33144096477).
I am looking forward to hearing from you.

PROCESSED
AUG 30 2005
THOMSON FINANCIAL

8/30

Laurent Dubois
Head of Investors Relations

File n° 82-5164

EXHIBIT 1

ALTRAN

LEADER EUROPEEN DU CONSEIL EN INNOVATION

Technology consulting • Innovation consulting • Management consulting • Products & process innovation

1st quarter 2005 sales up by 4.2% compared to 1st quarter 2004 Organic growth up by +5.0%

1st quarter sales of the Altran group amounted to € 355.5 m, up 4.2% with respect to the 1st quarter of 2004 (€ 341.1 m), and organic growth [1] is up 5.0%.

In France where the Altran group achieved close to 49% of its total revenues, sales for the 1st quarter 2005 stood at € 173.9 m. Business in France increased by 0.8%. Including the divestiture of a subsidiary during the course of the 1st quarter 2005, organic growth is up 0.9%.

Outside France, sales represented 51% of the group's revenues, and stood at € 181.6 m, up 7.7%. This compares to € 168.6 m in the 1st quarter of 2004. Incorporating the acquisitions and divestitures made during 2004 and the first quarter of 2005, organic growth was +9.4%.

2004 sales were published under French GAAP. Expenses billed at cost to costumers were integrated in the sales lines and accounted for approximately 1.6% of sales in 2004. In 2005 these expenses are accounted as a reduction of operating charges and are no longer accounted in sales in line with IFRS recommendations.

Foreign exchange had a negative impact of 0.3% compared to the 1st quarter of 2004.

(in € millions)	1st quarter 2004	2nd quarter 2004	3rd quarter 2004	4th quarter 2004	2004	1st quarter 2005
Sales excluding contribution from acquired companies (a)	336.2	351.3	339.1	377.1	1 403.7	353.2
Contribution from companies acquired in 2004 (b)	1.5	1.3	3.2	1.9	7.9	1.5
Contribution from companies acquired in 2005 (c)	-	-	-	-	-	-
Contribution of divested companies (d)	3.4	2.1	0.8	0.8	7.1	0.8
Total sales (a) + (b) + (c) + (d)	341.1	354.7	343.1	379.8	1 418.7	355.5

Total staff numbers for the group stood at 16 378 at the end of March 2005, down by 68 with respect to 31st December 2004.

The Board of Directors reviewed the invoicing ratio and the inter-contract ratio. The Board of directors wants these ratios to be reviewed by the auditors as part of their 1st half 2005 results review. This ratio will then be published with the 1st half 2005 results.

Dominique de Calan, Chairman of AGIRC and Deputy General Manager of the UIMM (Union des Industries Métallurgiques et Minières) has been co-opted as administrator on May 4th, 2005.

(1) Definition of "like-for-like basis" is the total sales of the financial year minus the contribution of companies acquired or divested during the current and previous financial years

Next event : Annual general meeting of shareholders on June 29th, 2005

File n° 82-5164

EXHIBIT 2

ALTRAN

Q1 sales 2005

9th May 2005

Eric Albrand
CFO

1

1. **Q1 sales 2005**
2. Staff
3. Appendix

1/3 Q1 sales 2005

Warning

- 2005 sales figures are publish under IFRS rules
- 2004 sales were published under French GAAP. Expenses billed at cost to costumers were integrated in the sales lines and accounted for approximately 1,6% of sales in 2004. In 2005 these expenses are accounted as a reduction of operating charges and are not accounted anymore in sales following IFRS recommendations
- All variation figures compares 2005 sales under IFRS and 2004 sales under French gap.

1/3 Q1 sales 2005

Sales change by quarter


352,9
335,2
314,2
335,6
341,1
354,7
343,1
379,3
355,5
Q1 2003
Q2 2003
Q3 2003
Q4 2003
Q1 2004
Q2 2004
Q3 2004
Q4 2004
Q1 2005

1/3 Q1 sales 2005

France sales change by quarter *(in €m)*




France
172,6
173,9
165,5
182,9
173,9
Q1 04
Q2 04
Q3 04
Q4 04
Q1 05

1/3 Q1 sales 2005

Sales change by country *(in €m)*


Portugal (+ 73,2%)
2,5
4,3
Q1 2004 Q1 2005
UK (-10,8%)
21,3
19,0
Q1 2004 Q1 2005
Benelux (+ 14,6%)
24,7
28,3
Q1 2004 Q1 2005
Sweden (+ 15%)
6,0
6,9
Q1 2004 Q1 2005
Asia (- 31,6%)
3,8
2,6
Q1 2004 Q1 2005
Germany (+ 6,6%)
25,8
27,5
Q1 2004 Q1 2005
USA (+ 100,6%)
10,3
20,6
Q1 2004 Q1 2005
Austria (-33,4%)
2,0
1,4
Q1 2004 Q1 2005
Brazil & Venezuela (+ 48,3%)
2,9
4,3
Q1 2004 Q1 2005
Spain (- 5,3%)
26,7
25,3
Q1 2004 Q1 2005
France (+ 0,8 %)
172,5
173,9
Q1 2004 Q1 2005
Switzerland (+ 8,4%)
9,6
10,4
Q1 2004 Q1 2005
Italy (-5,9%)
33,0
31,0
Q1 2004 Q1 2005

1/3 Q1 sales 2005

North region sales change by quarter *(in €m)*


United-Kingdom
21,3 23,0 22,1 19,8 19,0
Q104 Q204 Q304 Q404 Q105
Benelux
24,7 26,4 25,9 28,4 28,3
Q104 Q204 Q304 Q404 Q105
Sweden
6,0 6,9 4,4 7,6 6,9
Q104 Q204 Q304 Q404 Q105
Asia
3,8 3,8 3,0 2,6 2,6
Q104 Q204 Q304 Q404 Q105
Germany
25,8 29,9 30,4 33,3 27,5
Q104 Q204 Q304 Q404 Q105
USA
10,3 14,1 20,4 22,9 20,6
Q104 Q204 Q304 Q404 Q105
Switzerland
9,6 9,9 8,6 10,3 10,4
Q104 Q204 Q304 Q404 Q105
Austria
2,0 1,9 2,6 1,9 1,4
Q104 Q204 Q304 Q404 Q105

1/3 Q1 sales 2005

South region sales change by quarter *(in €m)*


Portugal
2,5
3,0
3,5
4,0
4,3
Q1 04
Q2 04
Q3 04
Q4 04
Q1 05
Italy
33,0
32,5
28,5
33,6
31,0
Q1 04
Q2 04
Q3 04
Q4 04
Q1 05
Brazil & Venezuela
2,9
3,3
5,6
5,0
4,3
Q1 04
Q2 04
Q3 04
Q4 04
Q1 05
Spain
26,7
26,2
22,6
27,0
25,3
Q1 04
Q2 04
Q3 04
Q4 04
Q1 05

2

1. Q1 sales 2005

2. **Staff**

3. Appendix

2/3 Staff

Staff change

Average staff	
2003	2004
17 015	16 508


17 77
7374
17 04
6 75
16533
16450
16429
16571
16446
16378
- 68
Dec 02
Mar 03
Jun 03
Sep 03
Dec 03
Mar 04
Jun 04
Sep 04
Dec 04
Mar 05

ALTRAN

3

1. Q1 sales 2005
2. Staff
3. **Appendix**

Q1 sales 2005 change

- Q1 sales 2005 stood at **€355,5m** an increase **4,2 %** compared to Q1 2004 **(€341,1m)**
- Organic growth is **5,0 %**
- Sales contribution of companies acquired in 2004*, is **€1,5 m**
- FX impact in Q1 2005 compared to Q1 2004 is – **0,3%**

* *Call options exercised on different Arthur D.Little offices*

Group's sales change

	Q1 2004 *(in €m)*	Q1 2005 *(in €m)*	Change *(in%)*
Revenues without contribution of acquired/divested companies	336,2	353,2	+ 5,0
Contribution of companies acquired in 2004 (b)	1,5	1,5	-
Contribution of companies acquired in 2005 (c)	-	-	-
Contribution of divested companies (d)	3,4	0,8	na
Total consolidated (a+b+c+d)	**341,1**	**355,5**	**+ 4,2**

France sales change

	Q1 2004 *(in €m)*	Q1 2005 *(in €m)*	Change *(in%)*
Revenues without contribution of acquired/divested companies	172,3	173,8	+ 0,9
Contribution of companies acquired in 2004 (b)	-	-	-
Contribution of companies acquired in 2005 (c)	-	-	-
Contribution of divested companies (d)	0,3	0,1	Na
Total consolidated (a+b+c+d)	**172,6**	**173,9**	**+ 0,8**

International sales change

	Q1 2004 *(in €m)*	Q1 2005 *(in €m)*	Change *(in%)*
Revenues without contribution of acquired/divested companies	164,0	179,4	+ 9,4
Contribution of companies acquired in 2004 (b)	1,5	1,5	-
Contribution of companies acquired in 2005 (c)	-	-	-
Contribution of divested companies (d)	3,1	0,7	Na
Total consolidated (a+b+c+d)	**168,6**	**181,6**	**+ 7,7**

Sequential sales change

- Q1 sales 2005 stood at **€355,5m** a decrease of **6,4 %** compared to Q4 2004 **(€379,3m)**
- Organic growth is **– 6,4 %**
- Sales contribution of companies acquired in 2004*, is **€1,5 m**
- FX impact in Q1 2005 compared to Q1 2004 is **– 0,4%**

* *Call options exercised on different Arthur D.Little offices*

Sequential group's sales evolution

	Q4 2004 *(in €m)*	Q1 2005 *(in €m)*	Change *(in%)*
Revenues without contribution of acquired/divested companies	377,1	353,2	(6,4)
Contribution of companies acquired in 2004 (b)	1,9	1,5	(16,8)
Contribution of companies acquired in 2005 (c)	-	-	-
Contribution of divested companies (d)	0,8	0,8	Na
Total consolidated (a+b+c+d)	**379,8**	**355,5**	**(6,4)**

France sequential sales change

	Q4 2004 *(in €m)*	Q1 2005 *(in €m)*	Change *(in%)*
Revenues without contribution of acquired/divested companies	182,7	173,8	(4,9)
Contribution of companies acquired in 2004 (b)	-	-	-
Contribution of companies acquired in 2005 (c)	-	-	-
Contribution of divested companies (d)	0,2	0,1	Na
Total consolidated (a+b+c+d)	**182,9**	**173,9**	**(4,9)**

International sequential sales change

	Q4 2004 *(in €m)*	Q1 2005 *(in €m)*	Change *(in%)*
Revenues without contribution of acquired/divested companies	194,4	179,4	(7,7)
Contribution of companies acquired in 2004 (b)	1,9	1,5	(21,1)
Contribution of companies acquired in 2005 (c)	-	-	-
Contribution of divested companies (d)	0,5	0,7	Na
Total consolidated (a+b+c+d)	**196,8**	**181,6**	**(7,8)**

Altran in the world



- Germany
- Austria
- Belgium
- Brazil
- China
- Korea
- Spain
- USA
- Ireland
- France

- Italy
- Japan
- Luxembourg
- Holland
- Portugal
- United-Kingdom
- Singapore
- Sweden
- Switzerland

ALTRAN

Pour en savoir plus : www.altran.net

File n° 82-5164

EXHIBIT 3

Paris, may 20, 2005

PRESS RELEASE

The Altran Board of directors, during its May 19 meeting, has been informed of Mr Alexis Kniazeff's resignation from his mandate of Director of the Altran Group. Mr Alexis Kniazeff has stressed that "he remains strongly supportive, both personally and as a shareholder of the Altran Group".

As a result, the Board of Directors has appointed Mr Christophe Aulnette as President and Chief Executive Officer.

File n° 82-5164

EXHIBIT 4

ALTRAN

Summary of AGM held on June 29th 2005

June 30th 2005

Christophe Aulnette
Chairman & CEO

Eric Albrand
CFO

1. **Diagnosis**
2. Altran 2008
3. Cost reduction plan
4. Corporate governance

1982-2001 : a fantastic story

Birth of a new model

- Choose the **best engineers**
- Raise **performance** to a culture
- Create a **network of entrepreneurs**

An exceptional growth

- International development started in 1990, 46% of 2001 sales (1,3 Billion €) outside France
- More than a 100 acquisitions in 19 years, of which more than 50 from 2000 to 2002
- A high operating margin between 14% and 18%

A big success and a copied model

- Performance and excellence build up to a culture
- Altran became the biggest recruiter of engineers in France
- A stock exchange "Star"

2002, the fall out

A crisis in confidence

- Loss of credibility :
  doubts on the accounts
- January 2003 :
  opening of a judicial enquiry

Financial problems

- A sharp fall in profitability
- An insufficient cash-flow
- A high level of debt

- **A moral crisis**
- **A leadership crisis**

Reasons to the fallout

Structural reasons

- An **organization** build up for conquest
- No control over the **NWCR**
- **Remuneration schemes** privileging **short term** and **individualism**
- An **unbalanced financing system** (earn-outs)
- Weaknesses in **internal controls**

Cultural reasons

- Poor clients awareness
- A **difficult self analysis** after long and successful times
- A high ***internal competition*** spirit

A crisis amplified by:

- Massive recruitments while market conditions had dramatically changed
- Low level of controls on the acquisition policy
- A more competitive market

1 Diagnosis

Impact on the accounts

① Sales growth (Base 100)


100,0
146,4
207,9
223,3
217,6
230,7
1999
2000
2001
2002
2003
2004
Altran

② Staff costs compared to peers (%sales)


63,8%
63,5%
63,6%
62,8%
65,5%
61,6%
69,9%
65,0%
73,5%
66,8%
69,9%
1999
2000
2001
2002
2003
2004
Average peers
Altran

③ Non staff cost as % of sales compared to peers


19,7%
20,3%
21,0%
23,1%
24,1%
25,7%
14,6%
18,5%
16,9%
18,0%
18,4%
1999
2000
2001
2002
2003
2004
Average peers
Altran

④ EBIT as % of sales compared to peers


17,1%
17,2%
17,0%
13,3%
12,3%
11,7%
10,2%
9,9%
4,7%
1,1%
4,1%
1999
2000
2001
2002
2003
2004
Average peers
Altran

Detecting
and analyzing reasons
to this crisis will enable

Altran to build up
the conditions of a profitable growth

Three main business lines of the group

- Technology Consulting and R&D
- Information Systems Consulting
- Strategy & Management Consulting

1 Diagnosis

European market of R&D Consulting

Fundamentals & trends

- **European R&D budget : 196 billions €**
  - 5% growth per annum
  - Outsourcing market of approximately **15 Billions €** on the 7 largest European countries
- A fragmented market that will concentrate and grow
- Companies want less partners that will have a greater slice of the volume outsourced :
  - Flexibility
  - Budget management & cost control
  - Reduction of « time to market »
  - Long term partnership definition



European Technology Consulting & R&D (Billions €)
25 000
20 000
15 000
10 000
5 000
0
2004
2005e
2006e
2007e
2008e

Credits : Pierre Audoin Consultants

Altran's positioning

- **€600m sales in Europe**, number 1 with a 4,2% market share
- **11% market share in France**, with a strong presence in some industrial sectors
- Very different positions in other European countries

European market of Information Technology Consulting

Fundamentals & trends

- Western Europe Information Technology market represent **53 billions €**
- A more structured market
  - → System integration is mature
  - → High growth of outsourcing
  - → Offshore development
- **A highly segmented offer**
- **Niche markets are emerging**


European market of informating technology consulting (M€)
80 000
60 000
40 000
20 000
0
2004
2005e
2006e
2007e
2008e

Source : Pierre Audoin Consultant

Altran's positioning

- **More than €400m of sales in Europe**,
- **3% market share in France**, with strong positions in some industrials sectors
- Client proximity and extension of clients relationships
- Technology Consulting and Information Technology Consulting convergence

European market of Management Consulting

Fundamentals & trends

- Market in exiting crisis
- Growth perspectives (5/7 %)
- A market characterized by :
  - Some big brands
  - The Big 4
  - Niche players
  - A growing importance of global expertise

Global market of management consulting (Billions €)


50 000
40 000
30 000
20 000
10 000
0
2004
2005e
2006e
2007e
2008e

Source : Kennedy Information Research Group, FEACO, Arthur D. Little Analysis

Altran's positioning

- A strong brand Arthur D.Little
- A positioning mixing strategy and innovation
- A focused development on few industrials sectors and geographies

1 Diagnosis

Altran has important growth perspectives on its three main markets

Strengths and weaknesses identified

Strengths

- Recruitment excellence
- Richness of competencies and « savoir faire »
- Entrepreneurship
- Culture of performance
- International footprint
- Reactivity
- Changes are strongly awaited

Weaknesses

- Client culture should be improved
- Lack of visibility from our large Clients
- Excessive internal competition
- Strong culture of individualism
- Lack of a Group culture

1 Our vision

- To be the world leader in technology, innovative systems and process consulting

- Use our consultants talent and the velocity of our organization to differentiate ourselves and provide our clients sustainable performances

1 Our vision

Clients
Listening
Proximity
Agility
Partnership

Teams
Initiative
Respect
Cooperation
Careers

Shareholders
Transparency
Growth
Double digit margin
Cash Flow

1. Diagnosis
2. **Altran 2008**
3. Cost reduction plan
4. Corporate governance

Strategic plan for profitable growth

First thrust of transformation

- 1st thrust: Portfolio review and decisions
- 2nd thrust: Key accounts policy
- 3rd thrust: Offshore / emerging markets
- 4th thrust: HR project and organization

1st thrust: Portfolio review

Targets

- Segmentation of all group's activities
- Mergers / sales of companies, in accordance with group's strategy
- Legal structures simplification
- Create a competencies network enabling each client to access all group's offers

Calendar

- Complete review and decisions by end 2005

First decisions

- Since January 1st 2005 : 2 companies sold, 1 merger and a company closed

2nd thrust: Key accounts policy

Targets

Define a Key Client / Group interface enabling clients to access all of the group's offers

- Orchestrate / Coordinate actions of the group's subsidiaries
- Increase sales and clients satisfaction

Calendar

- Organization define and stabilize by end 2005

First decisions

- Progressive deployment of this new organization for three first clients: EADS, PSA & Renault

AeroSpace & Defense Network by Altran – a sketch of Altran 2008

Target

- Be positioned as a global actor, a **partner of** big clients
- Offer clients a **high value added and a coherent services offer**

Results

- Creation of ASD Network
- Official launch on Bourget 2005 air show

ASD Network today:

- 8 group's companies
- 1500 engineers and experts
- A presence in Europe, North and south America, and Asia
- €170 m sales in 2004


ALTRAN
media
ASKON

3rd thrust : Emerging markets policy

Targets

- From a learning status to a policy including industrial offers
- Build up Offshore / nearshore offers integrated in the group's offers
- Define partnerships with key clients and accompany them in their developments

Calendar

- First offers integrated in clients projects by end 2005
- First international partnerships with clients in 2006

First decisions

- Creation of Altran India
- Creation of the « Global Sourcing » offer

4th thrust: HR policy

Human resource is the heart of Altran…

- Creation of a global HR function
- A niche strategy to detect and secure our best people


Consultants
Business Managers
MDs
Support Staff

… a business accelerator

4th thrust: HR policy

A group dynamic…

Leadership

Innovation
- « The 21st century leaders school" Pioneers club (MDs)
- Proximity of HR function

"ALTRAN 2008" Ambition
- "ALTRANER" Network

Clients

Operational efficiency
- Sourcing / Recruitment
- Job database
- "Incentives"
- Employee & managerial shareholdings

Training
- P.C.P. (Consultants) *Personal Career Path*
- KM (Consultants) *Knowledge Management*
- I.D.A. *Institute of Development Altran*

… in the center of innovation

1. Diagnosis
2. Altran 2008
3. **Cost reduction plan**
4. Corporate governance

Accelerate margin recovery

Phasing of the plan

- Phase 1: Reduce drastically non productive costs

- Phase 2: Adapt the organization in regards to the orientations define by Altran 2008

Phase 1 calendar

May-June 2005	July - September 2005	October 2005
■ Identify possible savings	■ Finalize detailed action plans ■ Name people in charge of each action plan ■ Estimate precisely savings and calendar ■ Implement first decisions (quick wins)	■ Detailed plan disclosure ■ Calendar ■ Costs of restructuring ■ First measures

June 2005 – End 2006: implementation

Phase 1 – working areas

Review of every spending / action in order to bring value to:

- Our clients
- Our people
- Our shareholders

Targets

Reduce holding costs

- Review of all holding spending
- Suppress/reduce all non essential programs
- Reorganization of functions
- Performance review

Reduce decentralize costs structure

- Reduce non productive spending
- Share back-offices
- Performance review
- Define a purchase policy

Rationalize real estate policy

- Limit multi localization in a single city
- Regroup implantations every time it is possible
- Define a real estate policy

Phase 1 - targets

€40m to €60m reduction of annual cost base

↓

Calendar: 18 months

1. Diagnosis
2. Altran 2008
3. Cost reduction plan
4. **Corporate governance**

Implement a new and modern corporate governance policy

Evolution of the company legal structure

Evolution of the legal status voted by the AGM of shareholders on June 29th 2005

↓

Supervisory board election

↓

Appointment of the Management Board

Management of the group

Management Board

(To be appointed by the SB)



Christophe Aulnette
President



Eric Albrand
Finances

Operating committee

Human Resources
H. Hannebicque

Strategy & Development
F. Valraud

E. Albrand

North
X. Dupeyron
D. d'Andrimont

France
Acting : C. Aulnette
J. Boucheron
F. Grard
J. Roussel

D. Druon

Acting : X. Dupeyron
H. Lefébure

R. Clarke

Conclusion

ALTRAN

Pour en savoir plus : www.altran.net

File n° 82-5164

EXHIBIT 5

ALTRAN
EUROPEAN LEADER IN INNOVATION CONSULTING

> TECHNOLOGY CONSULTING
> INNOVATION CONSULTING
> MANAGEMENT CONSULTING
> PRODUCTS AND PROCESS INNOVATION

AUSTRIA
BELGIUM
BRAZIL
KOREA
FRANCE
GERMANY
GREAT-BRITAIN
IRELAND
ITALY
JAPAN
LUXEMBOURG
THE NETHERLANDS
PORTUGAL
SPAIN
SWEDEN
SWITZERLAND
USA

SALES OF THE 2ND QUARTER 2005 UP BY 3.8 % COMPARED TO 2ND QUARTER 2004 ORGANIC GROWTH UP BY + 4.5 %

The 2nd quarter sales 2005 of the Altran group amounted to € 368.3 m, up by 3.8 % with respect to the 2nd quarter 2004 (€ 354.7 m), and organic growth[1] is up , at 4.5 %.
In France where the Altran group made nearly 47 % of its total revenues, sales for the 2nd quarter 2005 stood at € 172.9 m. Business in France saw a decrease of - 0.6 % (a 0.6 % growth at constant accounting rules).
Outside France, sales represented 53 % of the group's revenues, and stood at € 195.3 m, up by 8.0 %. This compares to € 180.8 m in the 2nd quarter of 2004. Given the acquisitions and divesture made during 2004 and the second quarter 2005 organic growth was + 9.3 %.

2004 sales were published under French GAAP. Expenses billed at cost to costumers were integrated in the sales lines and accounted for approximately 1.4 % of sales in 2004. In 2005 these expenses are accounted as a reduction of operating charges and are not accounted anymore in sales following IFRS recommendations. Organic growth on the 2nd quarter of 2005 compared to the same period last year would have come to + 5.9 % on constant accounting rules.
The impact due to foreign exchange was - 0.2 % compared to the 2nd quarter of 2004.

[1] Definition of "like-for-like basis" is the total sales of the financial year minus the contribution of companies acquired or divested during the current and previous financial years.

(in € millions)	French GAAP					IFRS	
	1st quarter 2004	2nd quarter 2004	3rd quarter 2004	4th quarter 2004	2004	1st quarter 2005	2nd quarter 2005
Sales excluding contribution from acquired companies (a)	336.2	351.3	339.1	377.1	1403.7	353.5	366.7
Contribution from companies acquired in 2004 (b)	1.5	1.3	3.2	1.9	7.9	1.5	1.4
Contribution from companies acquired in 2005 (c)	-	-	-	-	-	-	-
Contribution of divested companies (d)	3.4	2.1	0.8	0.8	7.1	0.8	0.2
Total sales (a) + (b) + (c) + (d)	341.1	354.7	343.1	379.8	1418.7	355.8	368.3

Total staff numbers for the group stood at 16 282 at the end of June 2005, down by 96 with respect to 31st March 2005. Three companies sold during the course of the quarter had headcount of 102 people.
Apart from this impact staff remained stable during the 2nd quarter 2005.
NEXT EVENT : 1st semester 2005 results on 17th October 2005.

File n° 82-5164

EXHIBIT 6

ALTRAN

Q2 sales 2005

5th August 2005

Christophe Aulnette
Chairman of the management board

Eric Albrand
Management board member - CFO

ALTRAN

Q2 sales 2005

1

1. **Q2 sales 2005**

2. Staff

3. Appendix

ALTRAN

Q2 sales 2005

Warning

- 2005 sales figures are publish under IFRS rules
- 2004 sales were published under French GAAP. Expenses billed at cost to costumers were integrated in the sales lines and accounted for approximately 1,6% of sales in 2004. In 2005 these expenses are accounted as a reduction of operating charges and are not accounted anymore in sales following IFRS recommendations
- All variation figures compares 2005 sales under IFRS and 2004 sales under French gap.


ALTRAN
Q2 sales 2005
Q2 sales 2005
Sales change by quarter
Total growth
+3.8%
Organic growth
+4.5%
362,
335,2
314,2
336,6
341,1
354,7
343,1
379,3
355,5
Q1 2003
Q2 2003
Q3 2003
Q4 2003
Q1 2004
Q2 2004
Q3 2004
Q4 2004
Q1 2005
Q2 2005
4


ALTRAN
Q2 sales 2005
Q2 sales 2005
Sales change by semester
Total growth
Organic growth
+4.0%
+4.7%
688,0
649,8
695,8
722,9
H1 2003
H2 2003
H1 2004
H2 2004
H1 2005
5

Q2 sales 2005

Sales change by country *(in €m)*


Portugal (+ 57,4%)
2,9 4,7
T2 2004 T2 2005
UK (-7,8%)
23,0 21,2
T2 2004 T2 2005
Benelux (+ 16,0%)
26,4 30,6
T2 2004 T2 2005
Sweden (+ 13,3%)
6,9 7,8
T2 2004 T2 2005
Asia (- 15,9%)
3,8 3,2
T2 2004 T2 2005
Germany (+ 1,8%)
29,9 30,4
T2 2004 T2 2005
USA (+ 33,3%)
14,1 18,8
T2 2004 T2 2005
Austria (+4,0%)
1,9 2,0
T2 2004 T2 2005
Brazil & Venezuela (+ 37,5%)
3,3 4,6
T2 2004 T2 2005
Spain (+ 5,5 %)
26,2 27,5
T2 2004 T2 2005
France (- 0,6 %)
173,9 172,9
T2 2004 T2 2005
Switzerland (+ 4,8%)
9,9 10,4
T2 2004 T2 2005
Italy (+4,9%)
32,5 34,1
T2 2004 T2 2005

Q2 sales 2005

France sales change by quarter *(in €m)*


France
172,6
173,9
165,5
182,9
173,9
172,9
Q1 04
Q2 04
Q3 04
Q4 04
Q1 05
Q2 05

Q2 sales 2005

Q2 sales 2005

North region sales change by quarter *(in €m)*


United-Kingdom
21.3 23.0 22.1 19.8 19.0 21.2
Q1 04 Q2 04 Q3 04 Q4 04 Q1 05 Q2 05
Benelux
24,7 26,4 25,9 28,4 28,3 30,6
Sweden
6,0 6,9 4,4 7,6 6,9 7,8
Asia
3,8 3,8 3,0 2,6 2,6 3,2
USA
10,3 14,1 20,4 22,9 20,6 18,8
Germany
25,8 29,9 30,4 33,3 27,5 30,4
Switzerland
9.6 9.9 8,6 10,3 10,4 10,4
Austria
2,0 1,9 2,6 1,9 1,4 2,0

8

Q2 sales 2005

South region sales change by quarter *(in €m)*


Portugal
2.5 3,0 3.5 4,0 4.3 4,7
Q1 04 Q2 04 Q3 04 Q4 04 Q1 05 Q2 05
Italy
33,0 32,5 28,5 33.6 31,0 34,1
Q1 04 Q2 04 Q3 04 Q4 04 Q1 05 Q2 05
Spain
26,7 26,2 22,6 27.0 25,3 27.6
Q1 04 Q2 04 Q3 04 Q4 04 Q1 05 Q2 05
Brazil & Venezuela
2.9 3,3 5,6 5.0 4,3 4,6
Q1 04 Q2 04 Q3 04 Q4 04 Q1 05 Q2 05

2

1. Q2 sales 2005
2. **Staff**
3. Appendix

Staff change

- Companies sold during the 2nd quarter 2005 had 102 employees.
- Despite this impact average staff on the 1st semester 2005 is stable compared to the same period last year (-0,7%)

Average staff 1st semester 2005	
2004	2005
16 481	16 364


16 53
16 450
16 428
16 571
16 446
16 378
16 282
- 96
Dec 03
March 04
June 04
Sept 04
Dec 04
March 05
June 05

3

1. Q2 sales 2005

2. Staff

3. **Annexe**

Q1 sales 2005 change

- Q2 sales 2005 stood at **€368.3m** an increase **3.8 %** compared to Q2 2004 **(€354.7m)**
- Organic growth is **4.5 %**
- Sales contribution of companies acquired in 2004*, is **€1.4 m**
- FX impact in Q2 2005 compared to Q2 2004 is **– 0.2 %**

* *Call options exercised on different Arthur D.Little offices*

Group's sales change

	Q2 2004 *(in €m)*	Q2 2005 *(in €m)*	Change *(in%)*
Revenues without contribution of acquired/divested companies	350,8	366,7	+ 4,5
Contribution of companies acquired in 2004 (b)	1,3	1,4	+ 10,5
Contribution of companies acquired in 2005 (c)	-	-	-
Contribution of divested companies (d)	2,6	0,2	Na
Total consolidated (a+b+c+d)	**354,7**	**368,3**	**+ 3,8**

France sales change

	Q2 2004 (in €m)	Q2 2005 (in €m)	Change (in%)
Revenues without contribution of acquired/divested companies	173,6	172,9	- 0,4
Contribution of companies acquired in 2004 (b)	-	-	-
Contribution of companies acquired in 2005 (c)	-	-	-
Contribution of divested companies (d)	0,3	0,0	Na
Total consolidated (a+b+c+d)	**173,9**	**172,9**	**- 0,6**

International sales change

	Q2 2004 *(in €m)*	Q2 2005 *(in €m)*	Change *(in%)*
Revenues without contribution of acquired/divested companies	177,3	193,8	+ 9,3
Contribution of companies acquired in 2004 (b)	1,3	1,4	+ 10,5
Contribution of companies acquired in 2005 (c)	-	-	-
Contribution of divested companies (d)	2,2	0,2	Na
Total consolidated (a+b+c+d)	**180,8**	**195,4**	**+ 8,0**

Sequential sales change

- Q2 sales 2005 stood at **€368.3m** an increase of **3.6 %** compared to Q1 2005 **(€355.5m)**
- Organic growth is **+ 3.9%**
- Sales contribution of companies acquired in 2004*, is **€1.4 m**
- FX impact in Q2 2005 compared to Q1 2005 is **+ 0.4%**

* *Call options exercised on different Arthur D.Little offices*

Group's sequential sales change

	Q1 2005 *(in €m)*	Q2 2005 *(in €m)*	Change *(in%)*
Revenues without contribution of acquired/divested companies	353,2	366,7	+ 3,9
Contribution of companies acquired in 2004 (b)	1,5	1,4	+ 10,5
Contribution of companies acquired in 2005 (c)	-	-	-
Contribution of divested companies (d)	0,8	0,2	Na
Total consolidated (a+b+c+d)	**355,5**	**368,3**	**+ 3,6**

France sequential sales change

	Q1 2005 *(in €m)*	Q2 2005 *(in €m)*	Change *(in%)*
Revenues without contribution of acquired/divested companies	173,8	172,9	(0,5)
Contribution of companies acquired in 2004 (b)	-	-	-
Contribution of companies acquired in 2005 (c)	-	-	-
Contribution of divested companies (d)	0,1	-	Na
Total consolidated (a+b+c+d)	**173,9**	**172,9**	**(0,6)**

International sequential sales change

	Q1 2005 *(in €m)*	Q2 2005 *(in €m)*	Change *(in%)*
Revenues without contribution of acquired/divested companies	179,4	193,8	+ 8,2
Contribution of companies acquired in 2004 (b)	1,5	1,4	+ 10,5
Contribution of companies acquired in 2005 (c)	-	-	-
Contribution of divested companies (d)	0,7	0,2	Na
Total consolidated (a+b+c+d)	**181,6**	**195,4**	**+ 7,6**

ALTRAN

Appendix

Q2 sales 2005

Altran in the world



- Germany
- Austria
- Belgium
- Brazil
- China
- Korea
- Spain
- USA
- Ireland
- France

- Italy
- Japan
- Luxembourg
- Holland
- Portugal
- United-Kingdom
- Singapore
- Sweden
- Switzerland

21

ALTRAN

Pour en savoir plus : www.altran.net

File n° 82-5164

EXHIBIT 7